Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-) pertaining to the registering of 14,200,000 shares of common stock, par value $0.0001 per share, issuable under the Assertio Holdings, Inc. Amended and Restated 2014 Omnibus Incentive Plan and the Amended and Restated Assertio Holdings, Inc. 2004 Employee Stock Purchase Plan, of our reports dated March 10, 2020, with respect to the consolidated financial statements and the financial statement schedule of Assertio Therapeutics, Inc. and the effectiveness of internal control over financial reporting of Assertio Therapeutics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

June 3, 2020